UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Riley Exploration Permian, Inc.

(Name of Issuer)

Common stock, $.001 par value per share

(Title of Class of Securities)

76665T 102

(CUSIP Number)

Sandra VandenBrink

Chief Investment Officer

512, 50 Brentwood Common NW

Calgary, Alberta, Canada T2L 2M4

(403) 531-0080

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76665T 102

1.	Names of Reporting Person: Tokay Capital Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 807,894*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 807,894*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 807,894*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.0%**
14.	Type of Reporting Person (See Instructions): CO

*	Represents 807,894 shares of Common Stock owned directly by Tokay Capital Corp., which is the parent company of Texel Resources Inc., which is wholly owned by the Estate of Antonie VandenBrink.

**	Based on 20,177,363 shares of Common Stock reported by the Issuer as outstanding as of August 31, 2023, as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2023.

CUSIP No.	76665T 102

1.	Names of Reporting Person: Texel Resources Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 807,894*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 807,894*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 807,894*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.0%**
14.	Type of Reporting Person (See Instructions): CO

*	Represents 807,894 shares of Common Stock owned directly by Tokay Capital Corp., which is the parent company of Texel Resources Inc., which is wholly owned by the Estate of Antonie VandenBrink.

**	Based on 20,177,363 shares of Common Stock reported by the Issuer as outstanding as of August 31, 2023, as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2023.

CUSIP No.	76665T 102

1.	Names of Reporting Person: The Estate of Antonie VandenBrink
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 807,894*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 807,894*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 807,894*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.0%**
14.	Type of Reporting Person (See Instructions): OO (Estate)

*	Represents 807,894 shares of Common Stock owned directly by Tokay Capital Corp., which is the parent company of Texel Resources Inc., which is wholly owned by the Estate of Antonie VandenBrink.

**	Based on 20,177,363 shares of Common Stock reported by the Issuer as outstanding as of August 31, 2023, as reported by the Issuer in its Prospectus filed with the SEC on September 1, 2023.

Item 1. Security and Issuer

This Amendment No. 3 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D (as amended, the “Statement”) filed by Boomer Petroleum, LLC with the SEC on March 8, 2021 with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Riley Exploration Permian, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on December 7, 2021 and Amendment No. 2 filed with the SEC on July 14, 2023. The Issuer reports that its principal executive offices are located at 29 E. Reno Avenue, Suite 500, Oklahoma City, Oklahoma 73104.

Except as set forth herein, the Statement is unmodified. Capitalized terms used but not defined in this Amendment have the meaning ascribed to such term in the Statement.

As set forth below, as a result of the transactions described in Item 5, on October 10, 2023, the Reporting Persons (as defined below) ceased to be the beneficial owner of more than 5% of the shares of the Issuer’s outstanding Common Stock. Accordingly, the filing of this Amendment No. 3 constitutes the final amendment to the Statement and an exit filing for the Reporting Persons.

Item 2. Identity and Background

(b) The principal business address of Texel Resources, Inc., Tokay Capital Corp. and the Estate of Antonie VandenBrink (collectively, the “Reporting Persons”) is 512, 50 Brentwood Common NW, Calgary, Alberta, Canada T2L 2M4.

Item 5. Interest in the Securities of the Issuer

(a) and (b) On July 31, 2023, Texel Resources, Inc. entered into a plan of dissolution and, for no consideration, contributed ownership of all shares of Common Stock of the Issuer held by it to its parent, Tokay Capital Corp. During the period beginning on July 17, 2023 and ending on the date of its dissolution, Texel Resources Inc. sold an aggregate of 66,347 shares of Common Stock of the Issuer in open market transactions. During the period beginning on August 4, 2023 and ending on the date of this Amendment, Tokay Capital Corp. has sold an aggregate of 910,868 shares of Common Stock of the Issuer in both open market transactions on August 4, 2023, August 7, 2023 and September 19, 2023, and privately-negotiated transactions on October 10, 2023, respectively.

As a result of such sales, 807,894 shares, or 4.0% of the Issuer’s outstanding shares of Common Stock, are now owned directly by Tokay Capital Corp., which is wholly owned by the Estate of Antonie VandenBrink. The Estate of Antonie VandenBrink is an indirect beneficial owner of these securities. Texel Resources Inc. (until its dissolution), Tokay Capital Corp. and the Estate of Antonie VandenBrink will constitute a “group” for purposes of Section 13(d) of the Exchange Act.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 20,177,363 shares of Common Stock reported by the Issuer as outstanding as of August 31, 2023, as reported by the Issuer in its Prospectus filed with the SEC on September 1, 2023.

(c) Within the past 60 days, the Reporting Persons made the following dispositions of shares of Common Stock:

Reporting Person	Date of Transaction	Number of Shares Acquired (A) or Disposed (D) of		Price per Share
Tokay Capital Corp.	August 4, 2023	398	(D)	$38.0000
Tokay Capital Corp.	August 7, 2023	470	(D)	$38.0000
Tokay Capital Corp.	September 19, 2023	110,000	(D)	$30.2511
Tokay Capital Corp.	October 10, 2023	160,000	(D)	$29.11
Tokay Capital Corp.	October 10, 2023	160,000	(D)	$29.11
Tokay Capital Corp.	October 10, 2023	160,000	(D)	$29.11
Tokay Capital Corp.	October 10, 2023	160,000	(D)	$29.11
Tokay Capital Corp.	October 10, 2023	160,000	(D)	$29.11

(d) Not applicable.

(e) On October 10, 2023, as a result of the transactions, the Reporting Persons ceased to be the beneficial owner of more than 5% of the shares of the shares of the Issuer’s outstanding Common Stock. Accordingly, the filing of this Amendment No. 3 constitutes the final amendment to the Statement and an exit filing for the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated as of October 13, 2023, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Texel Resources Inc.

Date: October 16, 2023	By:	/s/ Sandra VandenBrink
	Name:	Sandra VandenBrink
	Title:	Authorized Signatory